SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: September 07, 2005

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA ST.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F   __
                                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   __                  No   X
                                                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On August 15, 2005, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") filed Affiliated Persons Report for the fiscal quarter ended June 30, 2005 (the "Affiliated Persons Report") with the Russian Federal Service for Financial Markets ("FSFM") as required by the Russian Federation's securities legislation. A copy of the report is attached hereto as Exhibit 99.

The requirements for the contents of the Affiliated Persons Report and criteria for the information to be disclosed in the Affiliated Persons Report are established by the laws and regulations of the Russian Federation. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Affiliated Persons Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

For any questions concerning the Affiliated Persons Report, contact Olga V. Mokhoreva, Corporate Secretary of OJSC Rostelecom, by phone at +7 (095)973-9940, by facsimile at +7 (095)787-2850 or by e-mail at mokhoreva@rt.ru

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  September 07, 2005               By:             [signed]
                                          -----------------------------------
                                       Name:  Dmitry Ye. Yerokhin
                                       Title: General Director

                                  EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number                 Description

     99. English translation of the Affiliated Persons Report filed with the Federal Service for Financial Markets.

                                                                      Exhibit 99


                            AFFILIATED PERSONS REPORT

     Open Joint Stock Company Long-distance and International Communications
                                  Rostelecom,
                             (Issuer code: 00124-A)


                            as of June 30, 2005


Location of the issuer: 127091, Moscow, Delegatskaya st., 5

Information contained in this affiliated persons report is disclosed in accordance with the requirements of securities legislation of the Russian Federation


Web-page of the issuer: www.rt.ru/icenter



General Director                  (signed)                Dmitry Ye. Yerokhin

                                   (seal)

August 15, 2005







Codes of the issuer:
TIN 7707049388
OGRN 1027700198767



LIST OF AFFILIATED PERSONS AS OF JUNE 30, 2005

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Full name of the     Place of registration/    The ground(s) of     Effective     Affiliated person's        Affiliated person's
affiliated person          residence           being affiliated       from       stake in share capital   stake in ordinary shares
-----------------------------------------------------------------------------------------------------------------------------------
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
      1                       2                       3                 4                 5                          6
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Stanislav P.               Moscow            Member of the Board  June 25, 2005       0.000813%                   0.000151%
Avdiyants                                       of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Valery V.              Saint-Petersburg      Member of the Board  June 25, 2005           -                          -
Degtyarev                                       of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Alexander N.               Moscow            Member of the Board  June 25, 2005           -                          -
Kiselev                                         of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Sergey I.                  Moscow            Member of the Board  June 25, 2005           -                          -
Kuznetsov                                       of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Irina M.                   Moscow            Member of the Board  June 25, 2005           -                          -
Ragozina                                        of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Vitaly A.                  Moscow            Member of the Board  June 25, 2005           -                          -
Slizen'                                         of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Mikhail V.                 Moscow            Member of the Board  June 25, 2005           -                          -
Slipenchuk                                      of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Natalia A.                 Moscow            Member of the Board  June 25, 2005           -                          -
Terentieva                                      of Directors
-----------------------------------------------------------------------------------------------------------------------------------
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Eugene A.                  Moscow            Member of the Board  June 25, 2005           -                          -
Chechelnitsky                                   of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Valery N.                  Moscow            Member of the Board  June 25, 2005           -                          -
Yashin                                          of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Sergey L.             Saint-Petersburg          Member of the     April 15, 2003          -                          -
Akopov                                        Management Board
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Andrey A.             Saint-Petersburg          Member of the    August 11, 2004          -                          -
Gaiduk                                        Management Board
-----------------------------------------------------------------------------------------------------------------------------------
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Dmitry M.                  Moscow               Member of the    August 13, 2003          -                          -
Gurevich                                      Management Board
-----------------------------------------------------------------------------------------------------------------------------------
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Dmitry Ye.                 Moscow               Member of the      June 01, 2002      0.000371%                      -
Yerokhin                                      Management Board
                                             Member of the Board   June 25, 2005
                                                of Directors
                                              General Director  November 11, 2003
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Vadim Yu.             Saint-Petersburg          Member of the      June 01, 2002          -                          -
Izotov                                        Management Board
-----------------------------------------------------------------------------------------------------------------------------------
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Igor A.               Saint-Petersburg          Member of the     April 15, 2003          -                          -
Kalugin                                       Management Board
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Alexander A.          Saint-Petersburg          Member of the      June 01, 2002          -                          -
Lutsky                                        Management Board
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Vladimir K.           Saint-Petersburg          Member of the      June 01, 2002          -                          -
Mironov                                       Management Board
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Georgy A.                  Moscow               Member of the     April 28, 2004          -                          -
Romsky                                        Management Board
-----------------------------------------------------------------------------------------------------------------------------------
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Galina V.                  Moscow               Member of the   December 03, 2003         -                          -
Rysakova                                      Management Board
-----------------------------------------------------------------------------------------------------------------------------------
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Dmitry V.             Saint-Petersburg          Member of the    August 13, 2003          -                          -
Sigalov                                       Management Board
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Vladimir V.           Saint-Petersburg          Member of the      June 01, 2002          -                          -
Terekhov                                      Management Board
-----------------------------------------------------------------------------------------------------------------------------------
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Olga N.                    Moscow               Member of the     April 18, 2005          -                          -
Rumyantseva                                   Management Board
-----------------------------------------------------------------------------------------------------------------------------------
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Subsidiary Closed   352903, Krasnodar    The person belongs to   October 11, 2002         -                          -
Joint Stock         region, Armavir,     the same group as the
Company "Armavir    Urupskaya st., 1-a   Company as an entity under
communications                           indirect control of
plant"                                   OJSC "Svyazinvest".
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Closed Joint        614096, Perm         The person belongs to    March 31, 2003          -                          -
Stock Company       Lenina st., 68       the same group as the
"Pochtobank"                             Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        656049, Barnaul      The person belongs to   October 11, 2002         -                          -
Stock Company       Internationalnaya    the same group as the
"Altai Invest       st., 74              Company as an entity under
Company Altincom                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        656099, Barnaul      The person belongs to   September 30, 2003       -                          -
Stock Company       Lenina pr., 54b      the same group as the
"Altel"                                  Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        454126, Chelyabinsk  The person belongs to     June 03, 2005          -                          -
Stock Company       Vitebskaya st., 4    the same group as the
"Association                             Company as an entity under
Canal TV"                                indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        664005, Irkutsk      The person belongs to   October 11, 2002         -                          -
Stock Company       2d Zheleznodoro-     the same group as the
"Baikalinvestcom"   zhnaya st., 68       Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        600017, Vladimir     The person belongs to    March 31, 2003          -                          -
Stock Company       Gorokhovaya st.,     the same group as the
"Vladimir-"         20                   Company as an entity under
Teleservice                              indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        Khanty-Mansyisk      The person belongs to   October 11, 2002         -                          -
Stock Company       Autonomous Region,   the same group as the
"VSNET"             Surgut, Kukuevickogo Company as an entity under
                    st., 6               indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        660017,              The person belongs to   October 11, 2002         -                          -
Stock Company       Krasnoyarsk-17,      the same group as the
"Yeniseytelecom"    Mira pr., 102        Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        Tyumen Region,       The person belongs to    March 31, 2003          -                          -
Stock Company       Khanty-Mansyisk,     the same group as the
"Yermak RMS"        Mira st., 4          Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        Komi Republic        The person belongs to     June 30, 2004          -                          -
Stock Company       Syktyvkar,           the same group as the
"IK Svyaz"          Lenina st., 60       Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        123001, Moscow,      The person belongs to     June 30, 2005          -                          -
Stock Company       Bol. Kozihinsky      the same group as the
"Integrator.ru"     per., 22-1           Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        119121, Moscow,      The person belongs to  September 15, 1998        -                          -
Stock Company       Plyushikha st.,      the same group as the
"Mobile             55-2                 Company as an entity under
Telecommunications                       direct control of
                                         OJSC "Svyazinvest".
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Closed Joint        410600, Saratov,     The person belongs to   October 11, 2002         -                          -
Stock Company       Kiseleva st., 40     the same group as the
"Narodny                                 Company as an entity under
telephone                                indirect control of
Saratov"                                 OJSC "Svyazinvest".
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Closed Joint        603000, N.Novgorod,  The person belongs to    March 31, 2003          -                          -
Stock Company       M.Gorky pl.,         the same group as the
"Nizhegorodskaya    Dom Svyazi           Company as an entity under
Sotovaya Svyaz"                          indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        603000, N.Novgorod,  The person belongs to    March 31, 2003          -                          -
Stock Company       M.Gorky pl.,         the same group as the
"Nizhegorod-        Dom Svyazi           Company as an entity under
Teleservice"                             indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        460000, Orenburg,    The person belongs to   October 11, 2002         -                          -
Stock Company       Volodarskogo st.,    the same group as the
"Orenburg-GSM"      11                   Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        103375, Moscow,      The person belongs to     July 28, 2003          -                          -
Stock Company       Tverskaya st., 7     the same group as the
"Open                                    Company as an entity under
Communications"                          indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        630099,              The person belongs to    March 31, 2003          -                          -
Stock Company       Novosibirsk,         the same group as the
"Region-set'"-      Dobrolyubova st.,    Company as an entity under
                    12                   indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        103375, Moscow,      The person belongs to    March 31, 2003          -                          -
Stock Company       Tverskaya st., 7     the same group as the
"Rostelegraph"                           Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        430000, Saransk,     The person belongs to    March 31, 2005          -                          -
Stock Company       Kommunisticheskaya   the same group as the
"RTCOM"             st., 54              Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        119991, Moscow,      The person belongs to      May 29, 1997          -                          -
Stock Company       2d Spasonalivkovsky  the same group as the
"Rusleasingsvyaz"   per., 6              Company as an entity under
                                         direct control of
                                         OJSC "Svyazinvest".
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Closed Joint        454087,              The person belongs to   October 11, 2002         -                          -
Stock Company       Chelyabinsk,         the same group as the
"Svyazinform-       Darwin st., 4a       Company as an entity under
complect"                                indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        117909, Moscow,      The person belongs to   August 20, 1998          -                          -
Stock Company       2d Spasonalivkovsky  the same group as the
"Startcom"          per., 6              Company as an entity under
                                         direct control of
                                         OJSC "Svyazinvest".
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Closed Joint        650099, Kemerovo,    The person belongs to    March 31, 2003          -                          -
Stock Company       Sovetsky pr., 62     the same group as the
"SteK GSM"                               Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        430000, Saransk,     The person belongs to     July 28, 2003          -                          -
Stock Company       Bolshevistskaya      the same group as the
"TeleSvyazInform"   st., 13              Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        620134,              The person belongs to    March 31, 2005          -                          -
Stock Company       Yekaterinburg,       the same group as the
"Telephone          Druzhininskaya,      Company as an entity under
Company Ural"       st., 48a             indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        603035, N.Novgorod,  The person belongs to  September 30, 2004        -                          -
Stock Company       Chaadaev st.,2a      the same group as the
"Transsvyaz"                             Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        350001, Krasnodar,   The person belongs to   October 01, 2004         -                          -
Stock Company       Zheleznodorozhnaya   the same group as the
TRK "Foton"         st., 30              Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        432601, Ul'yanovsk,  The person belongs to   October 11, 2004         -                          -
Stock Company       L.Tolstogo st., 60   the same group as the
"Ul'yanovsk GSM"                         Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        109316, Moscow,      The person belongs to   October 11, 2002         -                          -
Stock Company       Volgogradsky pr.,    the same group as the
"FK-Svyaz"          14                   Company as an entity under
                                         direct control of
                                         OJSC "Svyazinvest".
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Closed Joint        103375, Moscow,      The person belongs to     July 28, 2003          -                          -
Stock Company       Tverskaya st.,       the same group as the
"Centel"            7                    Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        109316, Moscow,      The person belongs to   October 11, 2002         -                          -
Stock Company       Volgogradsky pr.,    the same group as the
"Center of          14                   Company as an entity under
introduction of                          indirect control of
specialized                              OJSC "Svyazinvest".
systems"
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Closed Joint        141400, Moscow       The person belongs to     July 28, 2003          -                          -
Stock Company       region, Khimki,      the same group as the
"CenterTelecom      Proletarskaya        Company as an entity under
Service"            st., 23-101          indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        115446, Moscow,      The person belongs to     July 28, 2003          -                          -
Stock Company       Kolomensky pr.,      the same group as the
"CenterTelecom      1a                   Company as an entity under
Service of                               indirect control of
Moscow region"                           OJSC "Svyazinvest".
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Closed Joint        428000,              The person belongs to    October 11, 2003        -                          -
Stock Company       Cheboksary,          the same group as the
"Digital            Gagarina st.,        Company as an entity under
Telecommunications" 20a                  indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        672090, Chita        The person belongs to    August 25, 2004         -                          -
Stock Company       Chaikovskogo,        the same group as the
"Chita NET"         st., 22              Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        454000,              The person belongs to     March 31, 2003         -                          -
Stock Company       Chelyabinsk,         the same group as the
"South-Urals        Vorovskogo st.,      Company as an entity under
Cellular Phone"     46                   indirect control of
                                         OJSC "Svyazinvest".
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Closed Joint        454000,              The person belongs to   October 11, 2002         -                          -
Stock Company       Chelyabinsk,         the same group as the
"Svyazist"          Tzvillinga st.,      Company as an entity under
                    10                   indirect control of
                                         OJSC "Svyazinvest".
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Non-profit          119121, Moscow       The person belongs to     March 31, 2003         -                          -
Partnership         Plyuschikha,         the same group as the
"Center of          st., 55-2            Company as an entity under
Studies for                              indirect control of
Communications                           OJSC "Svyazinvest".
Development
Problems"
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Limited Liability   193167, Saint-       The person belongs to   October 11, 2002         -                          -
Company "AMT"       Petersburg,          the same group as the
                    Sinopskaya nab.,     Company as an entity under
                    14                   indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   163071,              The person belongs to      July 28, 2003         -                          -
Company             Arkhangelsk,         the same group as the
"Artlelecom-        Priorova pr.,        Company as an entity under
Service"            4                    indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   109004, Moscow       The person belongs to      June 30, 2005         -                          -
Company             Verhnyaya            the same group as the
"Wireless           Krasnoselskaya       Company as an entity under
Information         st., 9               indirect control of
Techologies"                             OJSC "Svyazinvest".
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Limited Liability   163061,              The person belongs to   October 11, 2002         -                          -
Company "Bona"      Arkhangelsk,         the same group as the
                    Troitzky pr., 45     Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   600000,              The person belongs to   October 11, 2002         -                          -
Company             Vladimir,            the same group as the
"Vlad Page"         Gorkogo st., 42      Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   600014,              The person belongs to   October 11, 2002         -                          -
Company             Vladimir,            the same group as the
"Vladimir           Stroitelei st.,      Company as an entity under
Payphone"           32V                  indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   Kirov,               The person belongs to   October 11, 2002         -                          -
Company             Ural'skaya st., 1    the same group as the
"Vyatka Page"                            Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   123298,              The person belongs to      July 28, 2003         -                          -
Company             Moscow, 3rd          the same group as the
"Giprosvyaz         Khoroshevskaya st.,  Company as an entity under
Consulting"         11                   indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   197110, Saint-       The person belongs to     March 31, 2005         -                          -
Company             Petersburg,          the same group as the
"Giprosvyaz         Constantinovsky      Company as an entity under
North-West"         pr., 11a             indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   630099,              The person belongs to      June 30, 2004         -                          -
Company             Novosibirsk,         the same group as the
"Giprosvyaz         Gorkogo st.,         Company as an entity under
Sibir"              53                   indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   400131,              The person belongs to      July 28, 2003         -                          -
Company             Volgograd,           the same group as the
"Intmashservice"    Golubinskaya st.,    Company as an entity under
                    8                    indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   Perm, Lenina st.,    The person belongs to   October 11, 2002         -                          -
Company             68                   the same group as the
"Infinvest"                              Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   Komi Republic,       The person belongs to      June 30, 2002         -                          -
Company             Syktyvkar,           the same group as the
"Cablevideo"        Kuratova st., 85     Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   600017, Vladimir,    The person belongs to   October 11, 2002         -                          -
Company             Mira st., 17         the same group as the
"Mobilcom"                               Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   174126, Novgorod     The person belongs to     March 31, 2005         -                          -
Company             region, Pankovka,    the same group as the
"Novgorod           Industrialnaya       Company as an entity under
Datacom"            st., 22              indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   174126, Novgorod     The person belongs to   October 11, 2002         -                          -
Company             region, Pankovka,    the same group as the
"Novgorod           Industrialnaya       Company as an entity under
Deitacom"           st., 22              indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   Komi Republic        The person belongs to      July 16, 2004         -                          -
Company             Syktyvkar,           the same group as the
"Parma Paging"      Kommunisticheskaya   Company as an entity under
                    st., 31              indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   162627, Vologda      The person belongs to      July 16, 2004         -                          -
Company             region,              the same group as the
"PageTelecom"       Cherepovetz,         Company as an entity under
                    Stroiteley st., 6    indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   614000, Perm,        The person belongs to   October 11, 2002         -                          -
Company             Podlesnaya st.,      the same group as the
"Permtelecom"       45                   Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
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Limited Liability   426008, Izhevsk,     The person belongs to   October 11, 2002         -                          -
Company             Pushkinskaya st.,    the same group as the
"Russian-American   278                  Company as an entity under
Joint Venture                            indirect control of
Izhcom"                                  OJSC "Svyazinvest".
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Limited Liability   Leningrad region,    The person belongs to          2003              -                          -
Company             Priozersky dist.,    the same group as
"RPK Svyazist"      Petrovskoe           OJSC "Svyazinvest".
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Limited Liability   198095, Saint-       The person belongs to          2003              -                          -
Company             Petersburg,          the same group as
"RSU-Telecom"       Stachek pr.,         OJSC "Svyazinvest".
                    18-2-B
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Limited Liability   390046, Ryazan,      The person belongs to      July 28, 2003         -                          -
Company             Esenina st., 21      the same group as the
"Svyaz-Service-                          Company as an entity under
Irga"                                    indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   123298, Moscow,      The person belongs to      July 28, 2003         -                          -
Company             3rd Khoroshevskaya   the same group as the
"Svyazproject-      st., 11              Company as an entity under
service"                                 indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   191186, Saint-,      The person belongs to   October 11, 2004         -                          -
Company             Petersburg,          the same group as the
"SZT-Finance"       Bolshaya Morskaya    Company as an entity under
                    st., 26-422          indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   153000, Ivanovo,     The person belongs to   October 11, 2004         -                          -
Company             Lenina pr., 13       the same group as the
"Telecom-Terminal"                       Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   153017, Ivanovo,     The person belongs to   September 30, 2003       -                          -
Company             Parizhskoy           the same group as the
"Telecom-Stroy"     Communy st., 92      Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   153032, Ivanovo,     The person belongs to   October 11, 2002         -                          -
Company             Tashkentskaya st.,   the same group as the
"Teleport-          90                   Company as an entity under
Ivanovo"                                 indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   350020, Krasnodar,   The person belongs to   September 30, 2004       -                          -
Company             Kommunarov st.,      the same group as the
"TO Accept"         235                  Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   625048, Tyumen,      The person belongs to   October 11, 2002         -                          -
Company             Malygina st., 56     the same group as the
"Tyumen-Ruscom"                          Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   614060, Perm,        The person belongs to   October 11, 2002         -                          -
Company             Krupskoy st., 2      the same group as the
"UralInform TV"                          Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   614060, Perm,        The person belongs to   October 11, 2002         -                          -
Company             Krupskoy st., 2      the same group as the
"Uralcom"                                Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   344082, Rostov-      The person belongs to   October 11, 2002         -                          -
Company             on-Don, Bratsky      the same group as the
"Factorial-99"      per., 47             Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   350062, Krasnodar,   The person belongs to      July 28, 2003         -                          -
Company             Gagarina st., 67     the same group as the
"Yug-Giprosvyaz"                         Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   350000,              The person belongs to          2003              -                          -
Company             Krasnodar,           the same group as
"UTK-Finance"       Karasunskaya st.,    OJSC "Svyazinvest".
                    66
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   400005, Volgograd,   The person belongs to      July 28, 2003         -                          -
Company             Sovetskaya st.,      the same group as the
CHOP "Zaschita"     47/1                 Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   127486, Moscow,      The person belongs to      June 30, 2004         -                          -
Company             Deguninskaya st.,    the same group as the
CHOP "Rostelecom-   2-2                  Company as an entity under
Bezopasnost'"                            direct control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    670000, Ulan-Ude,    The person belongs to      June 30, 2004         -                          -
Company             Suhe-Batora st., 7   the same group as the
"Joint Stock                             Company as an entity under
Company Razvitiya                        indirect control of
Telephon Svyazi                          OJSC "Svyazinvest".
"Mobiltelecom"
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    125190, Moscow,      The person belongs to    November 3, 2004        -                          -
Company             Leningradsky         the same group as the
"Aerocom"           pr., 80-32           Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    603000, Nizhy        The person belongs to      July 08, 1997         -                          -
Company             Novgorod, Maxim      the same group as the
"VolgaTelecom"      Gorky pl.,           Company as an entity under
                    Dom Svyazi           direct control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    123298, Moscow       The person belongs to      July 08, 1997         -                          -
Company             3rd Khoroshevskaya   the same group as the
"Giprosvyaz"        st., 11              Company as an entity under
                                         direct control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    690600,              The person belongs to      July 08, 1997         -                          -
Company             Vladivostok,         the same group as the
"Dalsvyaz"          Svetlanskaya st.,    Company as an entity under
                    57                   direct control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    460018, Orenburg     The person belongs to      June 30, 2004         -                          -
Company             Tereshkovoy          the same group as the
"Commercial         st., 10              Company as an entity under
Information                              indirect control of
Networks                                 OJSC "Svyazinvest".
"OMRICS"
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    119121, Moscow       The person belongs to     April 13, 2005         -                          -
Company             Plyuschikha st.,     the same group as the
"Information"       55-2                 Company as an entity under
Technologies                             indirect control of
in Communications                        OJSC "Svyazinvest".
"Svyazintech"
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    Novosibirsk-78,      The person belongs to   October 11, 2002         -                          -
Company             Vystavochnaya st.,   the same group as the
"NGTS-Page"         51/3                 Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    352840,              The person belongs to     March 31, 2003         -                          -
Company             Krasnodar region,    the same group as the
"Health Complex     Tuapse dist.,        Company as an entity under
"Orbita"            Olginka              indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    630102,              The person belongs to      July 28, 2003         -                          -
Company             Novosibirsk,         the same group as the
"Regional           Kirova st.,          Company as an entity under
Information         86                   indirect control of
Networks"                                OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    101000, Moscow       The person belongs to     March 31, 2004         -                          -
Company             Maroseika st.,       the same group as the
"Russian            2/15                 Company as an entity under
Telecommunications                       indirect control of
Network"                                 OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    367000, Dagestan     The person belongs to   September 18, 1995       -                          -
Company of Svyaz    Republic,            the same group as the
and Informatics     Mahachkala,          Company as an entity under
of Dagestan         Lenina pr., 1        direct control of
Republic                                 OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    191186, Saint-       The person belongs to      July 08, 1997         -                          -
Company             Petersburg,          the same group as the
"North-West         B. Morskaya st.,     Company as an entity under
Telecom"            24                   direct control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    630099,              The person belongs to      July 08, 1997         -                          -
Company             Novosibirsk,         the same group as the
"Sibirtelecom"      Lenina st., 5        Company as an entity under
                                         direct control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    355035,              The person belongs to    October 11, 1997        -                          -
Company             Stavropol',          the same group as the
"Stavtelecom"       October Revolution   Company as an entity under
after V. Kuzminov   st., 10/12           direct control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    390006,              The person belongs to    October 11, 2002        -                          -
Company             Ryazan',             the same group as the
"Telecom"           Svobody st., 36      Company as an entity under
Ryazan Region                            indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    620014,              The person belongs to      July 08, 1997         -                          -
Company             Yekaterinburg,       the same group as the
"Uralsvyazinform"   Moskovskaya st.,     Company as an entity under
                    11                   direct control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    141400, Moscow       The person belongs to      July 08, 1997         -                          -
Company             Region, Khimki       the same group as the
"Centertelecom"     Proletarskya st.,    Company as an entity under
                    33                   direct control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    103375, Moscow,      The person belongs to      July 08, 1997         -                          -
Company             Tverskaya st., 7     the same group as the
"Central                                 Company as an entity under
Telegraph"                               direct control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    350000, Krasnodar,   The person belongs to      July 08, 1997         -                          -
Company             Karasunskaya         the same group as the
"South Telecom      st., 66              Company as an entity under
Company"                                 direct control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    420140, Tatarstan    The person belongs to           2003             -                          -
Company             Republic, Kazan'     the same group as the
"Tatincom-T"        Longinskaya, 20A     Company as an entity under
                                         indirect control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    119121, Moscow       The person has the right   July 08, 1997       38.00                       50.67
Company             Plyushikha st.,      to manage more then 20%
"Svyazinvest"       55-2                 of the Company's
                                         ordinary shares.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Federal Agency      103685, Moscow,      The person performs the  December 3, 2004        -                          -
for Managing        Nikol'sky per., 9    indirect control over
Federal Property                         the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Autonomous          111141, Moscow,      The Company has the     February 26, 1996        -                          -
Non-Commercial      1st Perova Polya     right to manage more then
Organization        pr., 8               20% of the person's
"CNIIS-RTC"                              voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        129110, Moscow,      The Company has the     November 28, 1994        -                          -
Stock Company       Trifonovskaya st.,   right to manage more then
"Razbeg-            56                   20% of the person's
Maraphone"                               voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Subsidiary          334200, Ukraine,     The Company has the     December 05, 2001        -                          -
Company             Crimea republic,     right to manage more then
"Pansion            Yalta, Scherbaka     20% of the person's
Malakhite"          st., 15              voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        103091, Moscow,      The Company has the        March 29, 1996        -                          -
Stock Company       Delegatskaya st.,    right to manage more then
"Aquapark RT"       5                    20% of the person's
                                         voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        117485, Moscow,      The Company has the     December 06, 1992        -                          -
Stock Company       Butlerova st., 7     right to manage more then
"Westelcom"                              20% of the person's
                                         voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        127427, Moscow,      The Company has the    September 20, 1996        -                          -
Stock Company       Dubovaya Roscha      right to manage more then
"Globalstar -       st., 25-2            20% of the person's
Space                                    voting rights.
Communications"
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        119021, Moscow,      The Company has the        March 29, 1996        -                          -
Stock Company       Zubovsky bul.,       right to manage more then
"Incom"             27/26-3              20% of the person's
                                         voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        117419, Moscow,      The Company has the     December 15, 2000        -                          -
Stock Company       4th Verhny           right to manage more then
"Inform-            Mikhailovsky pr.,    20% of the person's
CourierSvyaz"       6-1                  voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        121002, Moscow,      The Company has the      October 09, 2002        -                          -
Stock Company       Arbat st., 46        right to manage more then
"Moscow Center of                        20% of the person's
the New Information                      voting rights.
Technologies"
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        111141, Moscow,      The Company has the     November 28, 2000        -                          -
Stock Company       Zeleny pr., 7        right to manage more then
"Science-                                20% of the person's
Technical Center                         voting rights.
COMSET"
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        190000, Saint-       The Company has the     December 31, 1997        -                          -
Stock Company       Petersburg,          right to manage more then
"Rostelecomport"    Angliyskaya nab.,    20% of the person's
                    10                   voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        107078, Moscow,      The Company has the       March 01, 1996         -                          -
Stock Company       Kalanchevskaya       right to manage more then
"RTC-Center"        st., 15A             20% of the person's
                                         voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        Moscow, Degtyarny    The Company has the      August 05, 1996         -                          -
Stock Company       per., 6-2            right to manage more then
"Rustel"                                 20% of the person's
                                         voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        117119, Moscow,      The Company has the     October 19, 1993         -                          -
Stock Company       Leninsky pr.,        right to manage more then
"Insurance Company  42-3-3308            20% of the person's
Telecommunications                       voting rights.
Trade Union Costars"
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        185014,              The Company has the        July 10, 1996         -                          -
Stock Company       Petrozavodsk,        right to manage more then
"Telebarentz"       Parkovaya st., 37    20% of the person's
                                         voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        103091, Moscow,      The Company has the        June 03, 1997         -                          -
Stock Company       Delegatskaya st.,    right to manage more then
"Telecomcity"       5                    20% of the person's
                                         voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        129223, Moscow,      The Company has the       April 09, 1992         -                          -
Stock Company       Mira pr., VVC        right to manage more then
"Teleport-TP"                            20% of the person's
                                         voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Additional          334200, Ukraine,     The Company has the     December 03, 1997        -                          -
Liability           Crimea republic,     right to manage more then
Company             Yalta, Sohanya       20% of the person's
"Teleradiocompany   st., 7               voting rights.
Yalta"
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   334200, Ukraine,     The Company has the     November 05, 1997        -                          -
Company             Crimea republic,     right to manage more then
"Informtech"        Yalta, Sohanya       20% of the person's
                    st., 7               voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   660100,              The Company has the    September 23, 1993        -                          -
Company             Krasnoyarsk,         right to manage more then
"RTC-Sibir'"        Botkina st., 63      20% of the person's
                                         voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   170000, Tver',       The Company has the     December 31, 2003        -                          -
Company             Novotorzhskaya       right to manage more then
"TverTelecom"       st., 24              20% of the person's
                                         voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint          675000, Amur reg.,   The person belongs to     October 10, 2002         -                          -
Stock Company       Blagoveschensk,      the same group as the
"A-Svyaz"           B. Khmelnitskogo     Company as an entity under
                    st., 42              indirect control of
                                         the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint          347935, Taganrog,    The person belongs to     October 10, 2002         -                          -
Stock Company       Octyabrskaya st.,    the same group as the
"Infotex            19                   Company as an entity under
Taganrog Telecom"                        indirect control of
                                         the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint          117485, Moscow,      The Company has the         May 23, 1997           -                          -
Stock Company       Butlerova st., 7     right to manage more then
"MMTS-9"                                 20% of the person's
                                         voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint          107078, Moscow,      The Company has the     February 06, 2002          -                          -
Stock Company       Kalanchevskaya       right to manage more then
"RTComm.RU"         st., 15A             20% of the person's
                                         voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint          123098, Moscow,      The Company has the        June 27, 1996           -                          -
Stock Company       Marshall             right to manage more then
"Central Company    Vasilevsky st.,      20% of the person's
"Business Network"  1-2                  voting rights.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Marina V.           Saint-Petersburg     The person belongs to
Bulgakova                                the same group as the
                                         Company as the person   November 10, 2003          -                          -
                                         is employed by the Company
                                         and serves as sole
                                         executive body in other
                                         company.
                                         The person employed by
                                         the Company with other     June 30, 2004
                                         employees creates more
                                         then 50% of the Board of
                                         Directors in other company.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Svetlana A.         Moscow               The person belongs to
Korableva                                the same group as the        June 20, 2005         -                          -
                                         Company as the person
                                         is employed by the Company
                                         and serves as sole
                                         executive body in other
                                         company.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Nikolay G.          Moscow               The person belongs to
Krivoshein                               the same group as the
                                         Company as the person
                                         is employed by the Company
                                         and with other              July 02, 2004          -                          -
                                         employees creates more
                                         then 50% of the Board of
                                         Directors in other company.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Yury T.             Moscow               The person belongs to
Kukushkin                                the same group as the      October 1, 2003      0,000329%                  0,000077%
                                         Company as the person
                                         is employed by the Company
                                         and serves as sole
                                         executive body in other
                                         company.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Anatoly I.          Novosibirsk          The person belongs to
Parfenov                                 the same group as the
                                         Company as the person
                                         is employed by the Company
                                         and with other              July 02, 2004          -                          -
                                         employees creates more
                                         then 50% of the Board of
                                         Directors in other company.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Alexey A.           Kamen'-na-Obi,       The person belongs to
Shatulin            Altai region         the same group as the     September 30, 2004      0,000041%                   -
                                         Company as the person
                                         is employed by the Company
                                         and serves as sole
                                         executive body in other
                                         company.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Oleg S.             Moscow               The person belongs to
Shedenkov                                the same group as the
                                         Company as the person     August 27, 2004          -                          -
                                         is employed by the Company
                                         and serves as sole
                                         executive body in other
                                         company.
                                         The person employed by
                                         the Company with other    October 1, 2003
                                         employees creates more
                                         then 50% of the Board of
                                         Directors in other company.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Vadim M.            Saint-Petersburg     The person belongs to
Yakovlev                                 the same group as the
                                         Company as the person
                                         is employed by the Company
                                         and with other            October 1, 2003          -                          -
                                         employees creates more
                                         then 50% of the Board of
                                         Directors in other company.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        Saint-Petersburg,    The person belongs to
Stock Company       Artillery st., 1     the same group as the    November 10, 2003         -                          -
"YurBusiness-                            Company
Center"
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   109544, Moscow,      The person belongs to
Company             Rogozhsky Val st.,   the same group as the        June 20, 2005         -                          -
"Laek"              6-2-1                Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   658707, Altai reg.,  The person belongs to
Company             Kamen'-na-Obi,       the same group as the   September 30, 2004         -                          -
"Style"             Severnaya st.,       Company
                    80-4
-----------------------------------------------------------------------------------------------------------------------------------


Changes for the period April 1, 2005 - June 30, 2005:

-----------------------------------------------------------------------------------------------------------------------------------
No                  What changed                                                    Date of change     Date of introduction
                                                                                                           to the list
-----------------------------------------------------------------------------------------------------------------------------------
1    Deleted from the Affiliated Persons List - V.E. Belov                          June 25, 2005         June 30, 2005

2    Deleted from the Affiliated Persons List - S.N. Panshenko                      June 25, 2005         June 30, 2005

3    Deleted from the Affiliated Persons List - V.A. Polischuk                      June 25, 2005         June 30, 2005

4    Deleted from the Affiliated Persons List - G.M. Finger                         June 25, 2005         June 30, 2005

5    Deleted from the Affiliated Persons List - E.V. Yurchenko                      June 25, 2005         June 30, 2005

6    Deleted from the Affiliated Persons List - A.B. Grigor'eva                     June 30, 2005         June 30, 2005

7    Deleted from the Affiliated Persons List - A.A. Yermolich                      June 30, 2005         June 30, 2005

8    Deleted from the Affiliated Persons List - V.S. Zholobov                       June 30, 2005         June 30, 2005

9    Deleted from the Affiliated Persons List - E.V. Zabuzova                       June 30, 2005         June 30, 2005

10   Deleted from the Affiliated Persons List - G.I. Kovalenko                      June 30, 2005         June 30, 2005

11   Deleted from the Affiliated Persons List - V.V. Kozin                          June 30, 2005         June 30, 2005

12   Deleted from the Affiliated Persons List - V.I. Lokhtin                        June 30, 2005         June 30, 2005

13   Deleted from the Affiliated Persons List - I.I. Marin                          June 30, 2005         June 30, 2005

14   Deleted from the Affiliated Persons List - M.N. Osadchaya                      June 30, 2005         June 30, 2005

15   Deleted from the Affiliated Persons List - O.V. Petrova                        June 30, 2005         June 30, 2005

16   Deleted from the Affiliated Persons List - I.V. Pozhidaev                      June 30, 2005         June 30, 2005

17   Deleted from the Affiliated Persons List - A.I. Pol'nikov                      June 30, 2005         June 30, 2005

18   Deleted from the Affiliated Persons List - M.S. Plyuschev                      June 30, 2005         June 30, 2005

19   Deleted from the Affiliated Persons List - E.N. Poyarkov                       June 30, 2005         June 30, 2005

20   Deleted from the Affiliated Persons List - E.V. Umnova                         June 30, 2005         June 30, 2005

21   Deleted from the Affiliated Persons List - I.P. Ukhina                         June 30, 2005         June 30, 2005

22   Deleted from the Affiliated Persons List - S.V. Chernogorodsky                 June 30, 2005         June 30, 2005

23   Deleted from the Affiliated Persons List - A.A. Schepilov                      June 30, 2005         June 30, 2005

24   Deleted from the Affiliated Persons List - CJSC "Dagestan Cellular Svyaz"      June 30, 2005         June 30, 2005

25   Deleted from the Affiliated Persons List - CJSC "Pulse Radio Yoshkar-Ola"      June 30, 2005         June 30, 2005

26   Deleted from the Affiliated Persons List - CJSC "St.-Petersburg center svyazi" June 30, 2005         June 30, 2005

27   Deleted from the Affiliated Persons List - CJSC "Ural-Teleservice"             June 30, 2005         June 30, 2005

28   Deleted from the Affiliated Persons List - CJSC "Center MTO"                   June 30, 2005         June 30, 2005

29   Deleted from the Affiliated Persons List - LLC "Radio-Resonance"               June 30, 2005         June 30, 2005

30   Deleted from the Affiliated Persons List - LLC ChOP "EkranTelecom"             June 30, 2005         June 30, 2005

31   Deleted from the Affiliated Persons List - D.V. Burmistrov                     June 17, 2005         June 30, 2005

32   Deleted from the Affiliated Persons List - LLC "Telecom-Service"               June 17, 2005         June 30, 2005
-----------------------------------------------------------------------------------------------------------------------------------

Information on Affiliated Persons before the changes:

-----------------------------------------------------------------------------------------------------------------------------------
Full name of the     Place of registration/    The ground(s) of     Effective     Affiliated person's        Affiliated person's
affiliated person          residence           being affiliated       from       stake in share capital   stake in ordinary shares
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
      1                       2                       3                 4                 5                          6
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Vadim E.                   Moscow              Member of the Board  June 26, 2004         -                          -
Belov                                             of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Stanislav N.               Moscow              Member of the Board  June 26, 2004         -                          -
Panchenko                                         of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Victor A.                  Moscow              Member of the Board  June 26, 2004         -                          -
Polischuk                                         of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Grigory M.                 Moscow              Member of the Board  June 26, 2004         -                          -
Finger                                            of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Evgeny V.                  Moscow              Member of the Board  June 26, 2004         -                          -
Yurchenko                                         of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Alla B.                    Moscow              The person belongs  September 30, 2004     -                          -
Grigor'eva                                     to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Alexander A.               Moscow              The person belongs  September 30, 2004     -                          -
Yermolich                                      to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Vladimir S.                Moscow              The person belongs  September 30, 2004     -                          -
Zholobov                                       to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Elena V.                   Moscow              The person belongs  September 30, 2004     -                          -
Zabuzova                                       to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Gennady I.                 Moscow              The person belongs  September 30, 2004     -                          -
Kovalenko                                      to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Vladimir V.                Moscow              The person belongs  September 30, 2004     -                          -
Kozin                                          to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Vladimir I.                Moscow              The person belongs  September 30, 2004   0.00041%                  0.00013%
Lokhtin                                        to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Igor I.                    Moscow              The person belongs  September 30, 2004     -                          -
Marin                                          to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Marina N.                  Moscow              The person belongs  September 30, 2004     -                          -
Osadchaya                                      to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Oxana V.                   Moscow              The person belongs  September 30, 2004     -                          -
Petrova                                        to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Igor V.                    Moscow              The person belongs  September 30, 2004     -                          -
Pozhidaev                                      to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Alexander I.               Moscow              The person belongs  September 30, 2004     -                          -
Polnikov                                       to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Maxim S.                   Moscow              The person belongs  September 30, 2004     -                          -
Pluschev                                       to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Evgeny N.                  Moscow              The person belongs  September 30, 2004     -                          -
Poyarkov                                       to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Elena V.                   Moscow              The person belongs  September 30, 2004     -                          -
Umnova                                         to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Irina P.                   Moscow              The person belongs  September 30, 2004     -                          -
Ukhina                                         to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Sergey V.                  Moscow              The person belongs  September 30, 2004     -                          -
Chernogorodsky                                 to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Evgeny N.                  Moscow              The person belongs  September 30, 2004     -                          -
Poyarkov                                       to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Andrey A.                  Moscow              The person belongs  September 30, 2004     -                          -
Schepilov                                      to the same group as
                                               the Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint       367012,              The person belongs to     October 11, 2002        -                          -
Stock Company      Makhachkala,         the same group as the
"Dagestan          Lenina pr., 3        Company as an entity under
Cellular Svyaz"                         indirect control of
                                        OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint       Yoshkar-Ola,         The person belongs to     October 11, 2002        -                          -
Stock Company      Sovetskaya st.,      the same group as the
"Pulse Radio       138                  Company as an entity under
Yoshkar-Ola"                            indirect control of
                                        OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint       193232,              The person belongs to       March 31, 2003        -                          -
Stock Company      Saint-Petersburg,    the same group as the
"Saint-Petersburg  Bolshevikov pr.,     Company as an entity under
Center Svyazi"     24                   indirect control of
                                        OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint       620110,              The person belongs to       March 31, 2003        -                          -
Stock Company      Yekaterinburg,       the same group as the
"Ural-             Lunacharskogo        Company as an entity under
Teleservice"       st., 134B            indirect control of
                                        OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint       350001,              The person belongs to       July 28, 2003         -                          -
Stock Company      Krasnodar,           the same group as the
"Center MTO"       Vishnyakovoy         Company as an entity under
                   st., 5/2             indirect control of
                                        OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability  603022, Nizhny       The person belongs to     October 11, 2002        -                          -
Company            Novgorod,            the same group as the
"Radio-            Oksky s., 8          Company as an entity under
Resonance"                              indirect control of
                                        OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability  364034, Tomsk,       The person belongs to        July 28, 2003        -                          -
Company            Pirogova st.,        the same group as the
"Ekrantelecom"     13                   Company as an entity under
                                        indirect control of
                                        OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Dmitry V.          Moscow               The person belongs to
Burmistrov                              the same group as the     October 18, 2004        -                          -
                                        Company as the person
                                        is employed by the Company
                                        and serves as sole
                                        executive body in other
                                        company.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability  Moscow,              The person belongs to     October 18, 2004        -                          -
Company            Novoslobodskaya      the same group as the
"Telecom-Service"  st., 18              Company as an entity under
                                        indirect control of
                                        OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------

Changes for the period April 1, 2005 - June 30, 2005:

-----------------------------------------------------------------------------------------------------------------------------------
No                  What changed                                                    Date of change     Date of introduction
                                                                                                           to the list
-----------------------------------------------------------------------------------------------------------------------------------
1    Added to the Affiliated Persons List - A.N. Kiselev                            June 25, 2005         June 30, 2005

2    Added to the Affiliated Persons List - S.I. Kuznetsov                          June 25, 2005         June 30, 2005

3    Added to the Affiliated Persons List - V.A. Slizen'                            June 25, 2005         June 30, 2005

4    Added to the Affiliated Persons List - N.A. Terentieva                         June 25, 2005         June 30, 2005

5    Added to the Affiliated Persons List - E.A. Chechelnitsky                      June 25, 2005         June 30, 2005

6    Added to the Affiliated Persons List - CJSC "Association Canal TV"             June 30, 2005         June 30, 2005

7    Added to the Affiliated Persons List - LLC "Wireless Information Technologies" June 30, 2005         June 30, 2005

8    Added to the Affiliated Persons List - CJSC "Integrator.ru"                    June 30, 2005         June 30, 2005

9    Added to the Affiliated Persons List - S.A. Korableva                          June 20, 2005         June 30, 2005

10   Added to the Affiliated Persons List - LLC "Laek"                              June 20, 2005         June 30, 2005

11   Added to the Affiliated Persons List - OJSC "Svyazintech"                     April 13, 2005         June 30, 2005
-----------------------------------------------------------------------------------------------------------------------------------



Information on Affiliated Persons after the changes:

-----------------------------------------------------------------------------------------------------------------------------------
Full name of the     Place of registration/    The ground(s) of     Effective     Affiliated person's        Affiliated person's
affiliated person          residence           being affiliated       from       stake in share capital   stake in ordinary shares
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
      1                       2                       3                 4                 5                          6
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Alexander N.            Moscow                Member of the Board    June 25, 2005        -                          -
Kiselev                                          of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Sergey I.               Moscow                Member of the Board    June 25, 2005        -                          -
Kuznetsov                                        of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Vitaly A.               Moscow                Member of the Board    June 25, 2005        -                          -
Slizen'                                          of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Natalia A.              Moscow                Member of the Board    June 25, 2005        -                          -
Terentieva                                       of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Eugeny A.               Moscow                Member of the Board    June 25, 2005        -                          -
Chechelnitsky                                    of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        454126, Chelyabinsk    The person belongs to     June 03, 2005        -                          -
Stock Company       Vitebskaya st., 4      the same group as the
"Association                               Company as an entity under
Canal TV"                                  indirect control of
                                           OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability   109004, Moscow         The person belongs to     June 30, 2005        -                          -
Company             Verhnyaya              the same group as the
"Wireless           Krasnoselskaya         Company as an entity under
Information         st., 9                 indirect control of
Techologies"                               OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Closed Joint        123001, Moscow,        The person belongs to     June 30, 2005        -                          -
Stock Company       Bol. Kozihinsky        the same group as the
"Integrator.ru"     per., 22-1             Company as an entity under
                                           indirect control of
                                           OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Svetlana A.         Moscow                 The person belongs to
Korableva                                  the same group as the     June 20, 2005        -                          -
                                           Company as the person
                                           is employed by the Company
                                           and serves as sole
                                           executive body in other
                                           company.
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Limited Liability  109544, Moscow,         The person belongs to     June 20, 2005        -                          -
Company            Rogozhsky Val st.,      the same group as the
"Laek"             6-2-1                   Company as an entity under
                                           indirect control of
                                           OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    119121, Moscow         The person belongs to    April 13, 2005        -                          -
Company             Plyuschikha st.,       the same group as the
"Information"       55-2                   Company as an entity under
Technologies                               indirect control of
in Communications                          OJSC "Svyazinvest".
"Svyazintech"
-----------------------------------------------------------------------------------------------------------------------------------


Changes for the period April 1, 2005 - June 30, 2005:

-----------------------------------------------------------------------------------------------------------------------------------
No                  What changed                                               Date of change            Date of introduction
                                                                                                             to the list
-----------------------------------------------------------------------------------------------------------------------------------
1    Changed the affiliation effective date for V.N. Yashin                    June 25, 2005         June 30, 2005
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
2    Changed the affiliation effective date for S.P. Avdiyants                 June 25, 2005         June 30, 2005
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
3    Changed the affiliation effective date for V.V. Degtyareva                June 25, 2005         June 30, 2005
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
4    Changed the affiliation effective date for I.M. Ragozina                  June 25, 2005         June 30, 2005
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
5    Changed the affiliation effective date for M.V. Slipenchuk                June 25, 2005         June 30, 2005
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
6    Changed the affiliation effective date for D.Ye. Yerokhin                 June 25, 2005         June 30, 2005
-----------------------------------------------------------------------------------------------------------------------------------

Information on Affiliated Persons after the changes:

-----------------------------------------------------------------------------------------------------------------------------------
Full name of the     Place of registration/    The ground(s) of     Effective     Affiliated person's        Affiliated person's
affiliated person          residence           being affiliated       from       stake in share capital   stake in ordinary shares
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
      1                       2                       3                 4                 5                          6
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Valery N.            Moscow                Member of the Board      June 25, 2005         -                          -
Yashin                                        of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Stanislav P.         Moscow                Member of the Board      June 25, 2005         -                          -
Avdiyants                                     of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Valery V.      Saint-Petersburg            Member of the Board      June 25, 2005         -                          -
Degtyarev                                     of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Irina M.             Moscow                Member of the Board      June 25, 2005         -                          -
Ragozina                                      of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Mikhail V.           Moscow                Member of the Board      June 25, 2005         -                          -
Slipenchuk                                    of Directors
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Dmitry Ye.           Moscow                Member of the Board      June 25, 2005     0.000371%                      -
Yerokhin                                      of Directors
-----------------------------------------------------------------------------------------------------------------------------------

Changes for the period April 1, 2005 - June 30, 2005:

-----------------------------------------------------------------------------------------------------------------------------------
No                  What changed                                               Date of change        Date of introduction
                                                                                                         to the list
-----------------------------------------------------------------------------------------------------------------------------------
1    Ceased to be the Management Board member - G.S. Khasianova                June 25, 2005         June 30, 2005
-----------------------------------------------------------------------------------------------------------------------------------

Information on Affiliated Persons before the changes:

-----------------------------------------------------------------------------------------------------------------------------------
Full name of the     Place of registration/    The ground(s) of     Effective     Affiliated person's        Affiliated person's
affiliated person          residence           being affiliated       from       stake in share capital   stake in ordinary shares
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
      1                       2                       3                 4                 5                          6
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Gulnara S.            Moscow                    Member of the      April 15, 2004         -                          -
Khasianova                                    Management Board
-----------------------------------------------------------------------------------------------------------------------------------

Changes for the period April 1, 2005 - June 30, 2005:

-----------------------------------------------------------------------------------------------------------------------------------
No                  What changed                                               Date of change        Date of introduction
                                                                                                         to the list
-----------------------------------------------------------------------------------------------------------------------------------
1    Become the Management Board member - O.N. Rumyantseva                     June 25, 2005         June 30, 2005
-----------------------------------------------------------------------------------------------------------------------------------

Information on Affiliated Persons after the changes:

-----------------------------------------------------------------------------------------------------------------------------------
Full name of the     Place of registration/    The ground(s) of     Effective     Affiliated person's        Affiliated person's
affiliated person          residence           being affiliated       from       stake in share capital   stake in ordinary shares
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
      1                       2                       3                 4                 5                          6
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Olga N.                Moscow                    Member of the      April 18, 2005        -                          -
Rumyantseva                                    Management Board
-----------------------------------------------------------------------------------------------------------------------------------

Changes for the period April 1, 2005 - June 30, 2005:

-----------------------------------------------------------------------------------------------------------------------------------
No                  What changed                                               Date of change        Date of introduction
                                                                                                         to the list
-----------------------------------------------------------------------------------------------------------------------------------
1    Ceased to be the Company's shareholder - OJSC "Centertelecom"             June 30, 2005         June 30, 2005
-----------------------------------------------------------------------------------------------------------------------------------

Information on Affiliated Persons before the changes:

-----------------------------------------------------------------------------------------------------------------------------------
Full name of the     Place of registration/    The ground(s) of     Effective     Affiliated person's        Affiliated person's
affiliated person          residence           being affiliated       from       stake in share capital   stake in ordinary shares
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
      1                       2                       3                 4                 5                          6
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    141400, Moscow       The person belongs to      July 08, 1997      0.0002%                    0.0003%
Company             Region, Khimki       the same group as the
"Centertelecom"     Proletarskya st.,    Company as an entity under
                    33                   direct control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------

Information on Affiliated Persons after the changes:

-----------------------------------------------------------------------------------------------------------------------------------
Full name of the     Place of registration/    The ground(s) of     Effective     Affiliated person's        Affiliated person's
affiliated person          residence           being affiliated       from       stake in share capital   stake in ordinary shares
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
      1                       2                       3                 4                 5                          6
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Open Joint Stock    141400, Moscow       The person belongs to      July 08, 1997         -                          -
Company             Region, Khimki       the same group as the
"Centertelecom"     Proletarskya st.,    Company as an entity under
                    33                   direct control of
                                         OJSC "Svyazinvest".
-----------------------------------------------------------------------------------------------------------------------------------


END OF FILING